Via Facsimile and U.S. Mail
Mail Stop 6010

January 18, 2007

Mr. Francis I. Perier, Jr.
Senior Vice President - Finance and Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, NY   10022-4731

Re: **Forest Laboratories, Inc.**
        Form 10-K for Fiscal Year Ended March 31, 2006
        Filed on June 14, 2006
        File No. 001-05438

Dear Mr. Perier:

        We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Critical Accounting Policies, Revenue Recognition

   1. Although you describe this as a critical accounting estimate, investors are not able to determine from your disclosure the effect that changes in these estimates have had during each of the three years presented nor are they able to determine the effect that reasonably likely changes in your estimates as of March 31, 2006 may have been expected to have on your future operations and financial position. Please tell us why you did not provide disclosure of this information in your filing. In responding, provide information similar to that provided in your August

3, 2005 letter regarding the roll-forward of your revenue dilution items. In particular, that information should show the change in estimate for each period presented for each revenue dilution category and should include a narrative discussion that explains the reason for material changes in estimates. Further, provide us the actual changes in the March 31, 2006 estimates that occurred during the nine months ended December 31, 2006 for each of those categories with a discussion that explains the reason for those changes. Finally, provide us preferably in tabular format, the reasonably likely effects on future operations and financial position of changes in your March 31, 2006 estimates that you expected as of the date that you originally filed your March 31, 2006 Form 10-K.

* * * *

Please respond to the comment above within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant